UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 31, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Avianca Holdings S.A.

File No. 001-36142 - CF#35031

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   Avianca Holdings S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 1, 2017.

   Based on representations by Avianca Holdings S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.7.3	through May 1, 2027
Exhibit 4.7.4	through May 1, 2027
Exhibit 4.24.3	through May 1, 2027
Exhibit 4.24.4	through May 1, 2027
Exhibit 4.24.5	through May 1, 2027
Exhibit 4.24.6	through May 1, 2027
Exhibit 4.24.7	through May 1, 2027
Exhibit 4.24.8	through May 1, 2027
Exhibit 4.24.9	through May 1, 2027
Exhibit 4.24.10	through May 1, 2027

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary